GENTOR RESOURCES INC.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

As at and for the three and nine months ended September 30, 2020

(Stated in US dollars)

GENTOR RESOURCES INC.

NOTICE TO READER

These interim condensed consolidated financial statements of Gentor Resources Inc. as at and for the three and nine months ended September 30, 2020 have been prepared by the management of Gentor Resources Inc. The auditors of Gentor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in US dollars and unaudited)

	As at As at
	September 30, 2020	December 31, 2019
ASSETS
Current
Cash	$17,261	$1,034
Accounts receivable (note 3)	-	50,000
Due from related parties (note 5)	-	116,020
Advances receivable (note 4)	15,282	17,298
Total current assets	32,543	184,352

Total assets	$32,543	$184,352

LIABILITIES
Current
Accounts payable	$384,013	$345,727
Accrued liabilities	124,266	145,595
Loan (note 6)	28,668	-
Due to related parties (note 5)	243,217	223,091
Total current liabilities	780,164	714,413

Total liabilities	$780,164	$714,413
SHAREHOLDERS' DEFICIENCY
Authorized
500,000,000 Common Shares, $0.0008 per share par value (note 7a)
Issued and outstanding
38,906,742 Common Shares (December 31, 2019 - 38,906,742) (note 7b)	31,125	31,125
Additional paid-in capital	43,325,272	43,325,272
Deficit accumulated during the exploration stage	(44,104,018)	(43,886,458)
Total shareholders' deficiency	(747,621)	(530,061)

Total liabilities and shareholders' deficiency	$32,543	$184,352

Nature of operations and going concern (note 1)

Environmental contingency (note 9)

Coronovirus COVID-19 impact (note 10)

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Stated in US dollars and unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
Expenses
Management and consulting fees	$-	$15,486	$-	$52,396
Professional fees	1,662	12,174	37,590	33,001
General and administrative expenses	68,963	73,791	200,838	283,969
Stock-based compensation expense (note 7c)	-	6,193	-	8,155
Net operating loss	(70,625)	(107,644)	(238,428)	(377,521)
Interest income	8	213	66	377
Foreign exchange gain (loss)	1,105	5,149	(4,224)	4,194
Gain on common share purchase warrants (note 7d)	-	26,744	-	59,740
Other income	6,366	-	25,026	-
Gain on disposal of discontinued operations	-	181,340	-	181,340
Net (loss) income and comprehensive (loss) income	$(63,146)	$105,802	$(217,560)	$(131,870)

Net (loss) income and comprehensive (loss) income per share - basic and diluted (note 7e)	$(0.00)	0.00	$(0.01)	$(0.00)

Weighted average number of shares - basic and diluted	38,906,742	38,906,742	38,906,742	36,562,420

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars and unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30,	September 30,	September 30,	September 30,
Operating activities:	2020	2019	2020	2019

Net (loss) income	$(63,146)	$105,802	$(217,560)	$(131,870)
Adjustments required to reconcile net (loss) income
with net cash utilized in operating activities
Gain on disposal of discontinued operation	-	(181,340)	-	(181,340)
Stock-based compensation expense (note 7c)	-	6,193	-	8,155
Gain on common share purchase warrants (note 7d)	-	(26,744)	-	(59,740)
Changes in non-cash working capital balances
Due from related parties	120,630	30,925	116,020	73,072
Due to related parties	(28,260)	100,299	20,126	100,299
Accounts receivable (note 3)	-	-	50,000	-
Advances receivable	135	-	2,016	(1,753)
Accounts payable	(11,242)	(14,087)	38,286	(18,533)
Accrued liabilities	(6,268)	-	(21,329)	-
Cash generated by (utilized in) operating activities	11,849	21,048	(12,441)	(211,710)
Financing activities:
Deferred consideration from discontinued operation	-	50,000	-	50,000
Proceeds from common shares issued, net of costs (note 7b)	-	-	-	187,125
Loan received (note 6)	-	-	28,668	-
Cash provided by financing activities	-	50,000	28,668	237,125

Net cash inflow	11,849	71,047	16,227	25,415
Cash, beginning of the period	5,412	(39,578)	1,034	6,054
Cash, end of the period	$17,261	$31,469	$17,261	$31,469

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY

For the nine months ended September 30, 2020
(Stated in US dollars and unaudited)

	Number of	Common			Total
	common	shares	Additional	Accumulated	shareholders'
	shares	amount	paid-in capital	deficit	deficiency
Balance at December 31, 2018	33,906,742	$27,125	$43,100,920	$(43,590,590)	$(462,545)
Net loss for the period	-	-	-	(131,870)	(131,870)
Stock-based compensation expense (note 7c)	-	-	8,155	-	8,155
Common shares issued (note 7b)	5,000,000	4,000	183,125	-	187,125
Balance at September 30, 2019	38,906,742	$31,125	$43,292,200	$(43,722,460)	$(399,135)
Net loss for the period	-	-	-	(163,998)	(163,998)
Stock-based compensation expense (note 7c)	-	-	33,072	-	33,072
Balance at December 31, 2019	38,906,742	$31,125	$43,325,272	$(43,886,458)	$(530,061)
Net loss for the period	-	-	-	(217,560)	(217,560)
Balance at September 30, 2020	38,906,742	$31,125	$43,325,272	$(44,104,018)	$(747,621)

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2020

1. NATURE OF OPERATIONS AND GOING CONCERN

NATURE OF OPERATIONS

Gentor Resources Inc. (the "Company"), a Cayman Islands corporation, is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.

In November 2017, the Company announced that it intended to dispose of its subsidiary which held the Karaburun project (which was the Company's only project). The Company relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017, and is currently evaluating new business opportunities.

GOING CONCERN

These interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the three and nine months ended September 30, 2020 the Company had a net loss and comprehensive loss of $63,146 and $217,560, respectively (three and nine months ended September 30, 2019 - net income of $105,802 and a net loss of $131,870, respectively). The Company also had a deficit accumulated during the exploration stage of $44,104,018 as at September 30, 2020 (December 31, 2019 - $43,886,458), and a working capital deficiency of $747,621 as at September 30, 2020 (December 31, 2019 - $530,061).

The Company intends to fund operations through equity financing arrangements. Such financings may be insufficient to fund its ongoing working capital and other cash requirements. The Company's continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves.

These circumstances represent material uncertainties which cast substantial doubt on the Company's ability to continue on a going concern basis. These interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern. Such adjustments may be material.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2020

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (``US GAAP``).

a) BASIS OF CONSOLIDATION

The Company's interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gentor International Limited ("Gentor International"). Gentor International was incorporated on December 12, 2011 under the laws of the British Virgin Islands. Intercompany balances and transactions have been eliminated in preparing the interim condensed consolidated financial statements.

b) MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from operations. All exploration expenditures have been expensed as incurred.

c) CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation and amortization has been recorded as follows:

Office equipment - Straight line basis over four years

Leasehold improvements  - Straight line basis over five years

d) ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recorded impairments were recorded during the three and nine months ended September 30, 2020 or the year ended December 31, 2019.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2020

e) ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its interim condensed balance sheet as at September 30, 2020 and as at December 31, 2019.

f) STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 7(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As at September 30, 2020 and December 31, 2019, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company's shares trade on a Canadian exchange, stock options are determined to be equity instruments.

g) CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h) FOREIGN EXCHANGE

The Company's functional and reporting currency is United States dollars. The functional currency of any foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the interim condensed consolidated statements of loss and comprehensive loss.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2020

i) USE OF ESTIMATES

The preparation of interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the interim condensed consolidated financial statements, and the reported amounts of income and expenses during the reporting period. Actual interim results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to estimation of deferred income taxes, tax loss recoverability and fair value estimates for stock options and common share purchase warrants.

j) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in any interim consolidated loss or comprehensive loss. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income or loss until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in loss or comprehensive loss.

Fair Value

The Company follows "Accounting Standards Codification" ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity. For the year ended December 31, 2019, common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2020

Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity. The Company may also issue options or warrants to non-employees in connection with consulting or other services.

Derivative financial instruments are measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to the consolidated profit or loss. For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. For more complex derivative financial instruments, the Company uses acceptable pricing models to estimate fair value of the derivative instrument.

The classification of derivative instruments, including whether or not such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to loss or comprehensive loss for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the interim condensed consolidated balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months of the interim condensed consolidated balance sheet date.

k) INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset / liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to $nil at the interim condensed consolidated balance sheet date.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2020

ASC 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

l) LOSS PER SHARE

Basic loss per share calculations are based on the weighted-average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that any outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m) DISCONTINUED OPERATIONS

A discontinued operation is a component of the Company's business, the operations and cash flows of which can be clearly distinguished from the rest of the operations. It represents a separate line of business or geographic area of operation that the Company has sold or made a plan to sell.

When an operation is classified as a discontinued operation, the Company's comparative interim condensed consolidated financial statements must be represented as if the operation had been discontinued from the start of the comparative year and shown on the balance sheet as assets held for sale. On November 23, 2017, the Company announced that it intended to dispose of its subsidiary which held its mineral properties in Turkey (see Note 1).

n) ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2020.  For the three and nine months ended September 30, 2020, there were no updates that are applicable or are consequential to the Company.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2020

3. ACCOUNTS RECEIVABLE

In June 2019, the Company entered into a settlement agreement (the "Settlement Agreement") with Savannah Resources plc ("Savannah") relating to the deferred consideration payable to Gentor pursuant to the terms of the sale by Gentor to Savannah in July 2014 of Gentor's properties in Oman (the "Oman Sale"). Savannah is an Alternative Investment Market-listed resource development company.

The original consideration for the Oman Sale was comprised of a cash payment of $800,000, which was paid to the Company on closing, and the following deferred consideration (the "Deferred Consideration"): (a) $1,000,000, payable to Gentor upon a formal final investment decision being made for the development of the Block 5 license (one of the sold properties) in Oman; (b) $1,000,000, payable to Gentor upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 license in Oman; and (c) $1,000,000, payable to Gentor within six months of the payment referred to in (b) above. The Deferred Consideration remained outstanding as the related milestones as set out in (a), (b) and (c) were not achieved. The contingent Deferred Consideration has not been reflected in the previous interim condensed consolidated financial statements according to ASC 450-30-25 Gain Contingencies Recognition. Management continued to reassess the value of the Deferred Consideration at each reporting date.

Under the Settlement Agreement, Gentor and Savannah agreed to fully settle the outstanding Deferred Consideration in exchange for (i) the payment to Gentor by Savannah of $100,000 (with $50,000 being payable 30 days from the date of the Settlement Agreement and $50,000 being payable six months from the date of the Settlement Agreement), and (ii) the issuance to Gentor by Savannah of $200,000 worth of Savannah shares (being 3,008,025 shares). As a result, the Company recognized $300,000 as a gain on settlement during the year ended December 31, 2019.

As at September 30, 2020, the balance of $nil (December 31, 2019 - $50,000) in accounts receivable is related to the Deferred Consideration under the Settlement Agreement due to the Company from Savannah, which was received in February 2020.

4. ADVANCES RECEIVABLE

The advances receivable include an unsecured loan of $15,282 (December 31, 2019 - $15,282), which is non-interest bearing and due on demand.

5. RELATED PARTY TRANSACTIONS

As of September 30, 2020, an amount of $233,096 (December 31, 2019 - $223,091) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2020

As of September 30, 2020, an amount of $10,121  was owed to Loncor Resources Inc. (December 31, 2019 - $116,020 owed by Loncor Resouces Inc. ), a company with common directors, related to the payment of common expenses.

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

6. LOAN

In May 2020, the Company received a loan of $28,668 (Cdn$40,000) from its financial institution through the Canadian Emergency Business Account program. This term loan does not bear interest until January 1, 2023; after that date, the interest rate will be 5% per annum. Should Cdn$30,000 of the loan be repaid on or before December 31, 2022, the remaining Cdn$10,000 will be forgiven. As at September 30, 2020, the balance of $28,668 was outstanding (December 31, 2019 - $nil).

7. SHARE CAPITAL

a) Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b) Issued Share Capital

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$250,000 (US $187,125). Mr Kondrat purchased 3,000,000 of the said shares.

As of September 30, 2020, the Company had 38,906,742 issued and outstanding common shares (December 31, 2019 - 38,906,742).

c) Stock-Based Compensation

The Company has a stock option plan (the "Plan"). Stock options may be granted under the Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares, from time to time. The exercise price of each stock option granted under the Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company's common shares on the TSX Venture Exchange prior to the date the stock option is granted.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2020

In June 2019, 1,000,000 stock options were granted under the Plan to the Company's officers and directors. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options vested on the four month anniversary of the grant date.

In July 2019, 40,000 stock options were granted under the Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options vested on the four month anniversary of the grant date.

The following table summarizes the stock option information for the nine months ended September 30, 2020 and the year ended December 31, 2019:

				Weighted
		Weighted		average
		average	Weighted	remaining
	Number of	exercise price	average fair	contractual
	options	($Cdn)	value ($Cdn)	life (in years)
Closing Balance, December 31, 2018	93,750	1.200	0.480	0.39
Expired	(93,750)	1.200	(0.480)
Granted	1,040,000	0.065	0.065	4.49
Closing Balance, December 31, 2019	1,040,000	0.065	0.065	4.49
Closing Balance, September 30, 2020	1,040,000	0.065	0.065	3.74

The Black-Scholes option-pricing model was used to estimate values of all stock options granted based on the following assumptions for the options granted in June and July 2019:

(i) Risk-free interest rates: 1.40% - 1.53%, which are based on the Bank of Canada benchmark bonds, average yield 5-year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options ;

(ii) Expected volatility: 119.33% - 119.56%, which is based on the Company's historical stock prices;

(iii) Expected life: 5 years; and

(iv) Expected dividends: $nil

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2020

During both the three and nine months ended September 30, 2020, the Company recognized $nil as stock-based compensation expense ( three and nine months ended September 30, 2019 - $6,193 and $8,155, respectively). As at September 30, 2020, the unrecognized stock based compensation expense is $nil (December 31, 2019 - $nil).

d) Canadian Dollar Common Share Purchase Warrants

In November 2017, the Company issued 5,000,000 common share purchase warrants which entitled the holder of each warrant to purchase one common share of the Company at the price of Cdn$0.075 per common share, for a period of two years. These warrants expired unexercised in November 2019. The Company recognized a gain on the revaluation of the derivative instruments of $nil for both the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 - $26,744 and $59,740, respectively).

e) Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and nine months ended September 30, 2020, amounting to 38,906,742 common shares for both periods (three and nine months ended September 30, 2019 - 38,906,742 and 36,562,420 common shares, respectively).

The calculation of the weighted average number of diluted common shares outstanding does not include 1,040,000 stock options (year ended December 31, 2019 - 1,040,000) as they are anti-dilutive.

8. FINANCIAL RISK MANAGEMENT

a) FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the interim condensed consolidated statement of loss and comprehensive loss. The Company has not used derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at September 30, 2020. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar as identified which would have increased the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect as at September 30, 2020.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2020

Canadian
Dollars
Cash	$20,479
Accounts payable	(117,068)
Loan	(40,000)
Total foreign currency working capital	(136,589)
US$ exchange rate at September 30, 2020	0.7497
Total foreign currency net working capital in US$	(102,401)
Impact of a 10% strengthening of the US$ on net loss	(10,240)

b) MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c) DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

As at September 30, 2020 and December 31, 2019, the carrying values of the Company's cash, accounts receivable, due from related parties, advances receivable, accounts payable, due to related parties,  accrued liabilities and loan approximate fair value.

9. ENVIRONMENTAL CONTINGENCY

Any exploration and evaluation activities by the Company are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

10. CORONAVIRUS COVID-19 IMPACT

Since December 31, 2019, the COVID-19 pandemic has been causing a widespread health crisis that has affected economies and financial markets around the world resulting in a significant economic downturn. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company's business, operations and financial results, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Company's business, operations or financial results, including the Company's ability to secure financing; however, the impact could be material.